SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934




                      ASIACONTENT.COM, LTD.
                     ----------------------
                        (Name of Issuer)

         Class A Common Stock, $0.01 Par Value Per Share
        ------------------------------------------------
                 (Title of Class of Securities)

                              G05354108
                     ----------------------
                         (CUSIP Number)

                           April 12, 2000
  -------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                    / / Rule 13d-1(b)
                    /X/ Rule 13d-1(c)
                    /X/ Rule 13d-1(d)

                       Page 1 of 11 Pages




CUSIP NO.  G05354108                      Page 2 of 11 Pages

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Viacom International Inc.
-----------------------------------------------------------------
     I.R.S. Identification No. 04-2980402
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization          Delaware
-----------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
  Shares	-------------------------------------------------
Beneficially   (6)  Shared Voting Power         1,930,797*
 Owned by	-------------------------------------------------
   Each        (7)  Sole Dispositive Power                  0
Reporting	-------------------------------------------------
Person With    (8)  Shared Dispositive Power      1,930,797*
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,930,797*
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              5.4%**
-----------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
-----------------------------------------------------------------





*Includes 1,374,075 shares that may be acquired pursuant to currently exercisable stock options.

**Based on full exercise of stock options.

CUSIP NO.  G05354108                      Page 3 of 11 Pages


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Viacom Inc.
-----------------------------------------------------------------
     IRS Identification No. 04-2949533
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
  Shares	-------------------------------------------------
Beneficially   (6)  Shared Voting Power         1,930,797*
 Owned by	-------------------------------------------------
   Each        (7)  Sole Dispositive Power                  0
Reporting	------------------------------------------------
Person With    (8)  Shared Dispositive Power           1,930,797*
-----------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,930,797*
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              5.4%**
-----------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
-----------------------------------------------------------------



*Includes 1,374,075 shares that may be acquired pursuant to currently exercisable stock options.

**Based on full exercise of stock options.

CUSIP NO.  G05354108                      Page 4 of 11 Pages


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     NAIRI, Inc.
-----------------------------------------------------------------
     IRS Identification No. 04-3446887
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
  Shares	-------------------------------------------------
Beneficially   (6)  Shared Voting Power         1,930,797*
 Owned by	-------------------------------------------------
   Each        (7)  Sole Dispositive Power                  0
Reporting	-------------------------------------------------
Person With    (8)  Shared Dispositive Power    1,930,797*
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,930,797*
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              5.4%**
-----------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
-----------------------------------------------------------------





*Includes 1,374,075 shares that may be acquired pursuant to currently exercisable stock options.

**Based on full exercise of stock options.

CUSIP NO.  G05354108                      Page 5 of 11 Pages


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     National Amusements, Inc.
-----------------------------------------------------------------
     IRS Identification No. 04-2261332
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
      Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization       Maryland
-----------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
  Shares	-------------------------------------------------
Beneficially   (6)  Shared Voting Power         1,930,797*
 Owned by	-------------------------------------------------
   Each        (7)  Sole Dispositive Power      0
Reporting	-------------------------------------------------
Person With    (8)  Shared Dispositive Power    1,930,797*
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,930,797*
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              5.4%**
-----------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
-----------------------------------------------------------------


*Includes 1,374,075 shares that may be acquired pursuant to currently exercisable stock options.

**Based on full exercise of stock options.

CUSIP NO.  G05354108                      Page 6 of 11 Pages


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     SUMNER M. REDSTONE
-----------------------------------------------------------------
     S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization       United States
-----------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
  Shares	-------------------------------------------------
Beneficially   (6)  Shared Voting Power         1,930,797*
 Owned by	-------------------------------------------------
   Each        (7)  Sole Dispositive Power      0
Reporting	-------------------------------------------------
Person With    (8)  Shared Dispositive Power    1,930,797*
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,930,797*
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              5.4%**
-----------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       IN
-----------------------------------------------------------------





*Includes 1,374,075 shares that may be acquired pursuant to currently exercisable stock options.

**Based on full exercise of stock options.

                                          Page 7 of 11 Pages


Item 1.   Identity of Issuer

          This Statement on Schedule 13G is filed by the undersigned with respect to the Class A Common Stock, par value
$0.01 per share (the "Class A Common Stock"), of Asiacontent.com,
Ltd. (the "Issuer"). The Issuer's principal executive offices are located at 18/F CEF Life Tower, 248 Queen's Road East,
Wanchai, Hong Kong.



Item 2.   Identity of Reporting Persons and Background

          This Statement is filed on behalf of Viacom
International Inc., a Delaware corporation ("VII") with a principal address of 1515 Broadway, New York, New York 10036, Viacom Inc., a Delaware corporation ("VI") with a principal address of 1515 Broadway, New York, New York 10036, NAIRI, Inc., a Delaware corporation ("NAIRI") with a principal address of 200 Elm Street, Dedham, MA 02026, National Amusements, Inc., a Maryland corporation ("NAI") with a principal address of 200 Elm Street, Dedham, MA 02026, and Mr. Sumner M. Redstone, whose business address is 200 Elm Street, Dedham, MA 02026 (collectively, the "Reporting Persons").

          All of VII's voting stock is owned by VI; approximately 68% of VI's voting stock is owned by NAIRI, which in turn is owned 100% by NAI; Mr. Sumner M. Redstone is the controlling shareholder, Chairman and Chief Executive Officer of NAI, Chairman and President of NAIRI, Chairman and Chief Executive Officer of VI, and Chairman and Chief Executive Officer of VII.


Item 3. If this Statement is filed pursuant to Rule 13d-1(c), check this box /X/.



Item 4.   Ownership.

          Each of VII, VI, NAIRI, NAI and Mr. Sumner M. Redstone beneficially own the one million nine hundred thirty thousand seven hundred ninety seven (1,930,797) shares of Class A Common Stock reported hereunder, representing approximately 5.4% of the outstanding shares of Class A Common Stock (based upon 34,335,420 shares of Class A Common Stock being issued and outstanding as of the date of this filing on Schedule 13G and assuming exercise in full of currently exercisable stock options). Such amount includes 1,374,075 shares that may be acquired by VII pursuant to currently exercisable stock options.

     Due to the relationship among the Reporting Person as described in Item 2 hereof, each of the Reporting Persons may be deemed to share with each of the other Reporting Persons power
(i) to vote or direct the vote and (ii) to dispose or to direct the disposition of the shares of Common Stock covered by this Statement.

                                          Page 8 of 11 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable



Item 6.   Ownership of More than Five Percent on Behalf of
Another Person.

          See Items 2 and 4 hereof.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
or Control            Person.

          Not Applicable



Item 8.   Identification and Classification of Members of the Group.

          Not Applicable



Item 9.   Notice of Dissolution of Group.

          Not Applicable



Item 10   Certifications.

          By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                          Page 9 of 11 Pages


                           Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.


Date:  February 13, 2001           VIACOM INTERNATIONAL INC.



                              By:  /s/ Michael D. Fricklas
                                   -----------------------------
                                   Michael D. Fricklas
                                   Executive Vice President
                                   General Counsel and Secretary

                              VIACOM INC.


                              By:  /s/ Michael D. Fricklas
                                   -----------------------------
                                   Michael D. Fricklas
                                   Executive Vice President,
                                   General Counsel and Secretary


                              NAIRI, INC.


                              By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Sumner M. Redstone
                                   Chairman and President

                              NATIONAL AMUSEMENTS, INC.


                              By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Sumner M. Redstone
                                   Chairman and
                                   Chief Executive Officer



                              By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Sumner M. Redstone,
                                   Individually

Exhibit to Schedule 13G                  Page 10 of 11 Pages


                     JOINT FILING AGREEMENT


     The undersigned hereby agree that the Statement on Schedule 13G, dated February 13, 2001 (the "Schedule 13G"), with respect to the Class A Common Stock, par value $0.01 per share, of Asiacontent.com, Ltd. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 13th day of February, 2001.

                              VIACOM INTERNATIONAL INC.



                              By:  /s/ Michael D. Fricklas
                                   -----------------------------
                                   Michael D. Fricklas
                                   Executive Vice President
                                   General Counsel and Secretary

                              VIACOM INC.


                              By:  /s/ Michael D. Fricklas
                                   -----------------------------
                                   Michael D. Fricklas
                                   Executive Vice President,
                                   General Counsel and Secretary


                              NAIRI, INC.


                              By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Sumner M. Redstone
                                   Chairman and President



                              NATIONAL AMUSEMENTS, INC.


                              By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Sumner M. Redstone
                                   Chairman and
                                   Chief Executive Officer



                              By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Sumner M. Redstone,
                                   Individually